Exhibit 99.1

Dear Exodus Shareholder,

We are announcing our first quarterly earnings report following our Regulation A offering.  This letter reviews our first quarter 2021 results, highlights key product and company updates, and provides our financial outlook.

We reported strong first quarter 2021 results, generating $23.6 million in revenue exceeding our full year 2020 revenue of $21.3 million.  We continue to see robust adoption of crypto assets, and price volatility driving exchange volume.  Monthly-active-users (MAUs) increased to 745,012 at the end of 1Q21, up 81% compared to 412,197 MAUs at the end of the fourth quarter 2020.  Even with the recent decrease in the crypto prices, we believe there is significant opportunity to grow our user base.  With our Regulation A successfully closed, we are focused on our key growth drivers: fiat onboarding, marketing campaigns, and adding new applications on our platform.

Since our origin, Exodus has been known for our quick-response and high-quality customer service.  However, in the first quarter of 2021 demand for our services dramatically increased, and we received a greater number of customer service tickets.  In fact, our response times did not meet our standards. To reduce response times, we have hired customer service experts and taken other actions.  We remain committed to further improving our response time.  Customer service has always been and will continue to be a top priority for Exodus.

Key Events & Product Updates

•
Regulation A offering/Shares application:  On April 8, 2021, we initiated our offering and closed it on May 5, 2021.  This added 6,827 new investors to our capitalization table.   Exodus is proud to pave the way with so many firsts in this offering.  Here are a few:

o	1st Regulation A offering to publicly disclose that it hit approximately $75 million.

o	1st SEC qualified equity offering to be done within a non-custodial wallet

o	1st SEC qualified equity offering to exclusively accept cryptocurrency

•	Secondary market: To enable easy secondary market trading for our shares, we are working to add our common stock token, EXIT, to tZERO, an alternative trading system.

•
New assets:  In 2021 we have added 10 assets total.  During the first quarter we added 1Inch, Aave, Binance USD, Polkadot, SportX, SushiSwap, and The Graph.  To date in the second quarter we have added FTX Token, TFUEL, and Theta.

•
Staking:  As of March 31, 2021, staked assets grew to $407 million, up 844% from December 31, 2020.  Cardano (ADA) accounted for 87% of assets staked through the Exodus platform.  In April, we added Solana staking to the platform, and we plan to continue expanding our assets supported.

•
Marketing campaigns: In 2021, we initiated targeted marketing campaigns to grow our platform, which generated an all-time high viewership across all social media channels.  We started by recruiting a world-class marketing team with experience in the crypto space as well as leading consumer brands.  We are focused on expanding our analytics platform, employing new tactics and activations to drive crypto adoption, and continuing to create best-in-category content for video, and short- and long-form content.

•	Exodus application features: In first quarter 2021, we launched custom Ethereum fees, and unveiled the ability to have multiple portfolios on desktop and mobile applications.

•
Key hires:  We grew our team from 77.5 full-time equivalents (FTEs) on December 31, 2020 to 141 FTEs on March 31, 2021.  A few notable 2021 hires include Christopher Kingsley, Chief Marketing Officer; Dave Berson, General Counsel; and Sabrina Grissom, Chief People Officer.  In second quarter 2021, we welcomed our new Chief Operating Officer Rob Fassino, enabling Sebastian Milla Goni to dedicate his time to the newly created position of Chief of Special Projects.

First quarter 2021 key metrics

The trading environment was strong, driven by volatility in Bitcoin’s price, which hit new all-time highs, and increased crypto-currency adoption.

Monthly active users: At March 31, 2021, we had 745,012 MAUs, up 401% from March 31, 2020 and up 81% from December 31, 2020.

Exchange aggregation business:  The exchange providers on our platform increased volume to $1.4 billion in first quarter 2021, up 817% from first quarter 2020 and up 269% from fourth quarter 2020.  Bitcoin and Ethereum, the top assets traded on our platform, were at 24.6% and 15.2% of volume, respectively.  Cardano grew into a top-four traded asset accounting for 6.8% of volume, up from 0.5% of our fourth quarter 2020 volume.

Key metrics summary

	1Q20	4Q20	1Q21
Exchange volume ($000s)	$155,963	$387,674	$1,430,833
$/transaction	$740	$801	$992
Exchange transactions	210,727	484,257	1,443,098
Downloads (desktop and mobile)	254,156	679,100	1,831,701

Staking: Assets staked grew 844% from December 31, 2020, driven primarily by strong price performance by Cardano, Cosmos, and Tezos.  Additionally, we launched staking on Solana in April 2021.  We plan to add staking to assets in the future and will provide updates as they become available.

Fiat onboarding: We onboarded $21.6 million onto the Exodus Platform, up 210% from fourth quarter 2020.  Of the fiat onboarded during the quarter, $13.6 million was from domestic transactions.  We plan to continue developing our fiat on-ramp applications to accelerate the exit from the traditional financial system.

Fiat onboarded to Exodus

First Quarter 2021 Financial Results

Revenue:  Revenue reached $23.6 million of which $23.1 million was driven by the exchange aggregator, $200,000 from fiat on-boarding, $86,000 from staking, and $239,000 from other.  Our record revenue was driven by the strong crypto market conditions, our growing user-base, and our strategic asset selection.

Revenue by category ($ in 000s)

(unaudited)

Revenue	4Q20	% of 4Q20 Total Revenue	1Q21	% of 1Q21 Total Revenue	% Q/Q change
Exchange aggregation	$7,244	95.9%	$23,098	97.8%	218.8%
Fiat on-boarding	42	0.6%	200	0.8%	381.5%
Staking	14	0.2%	86	0.4%	522.6%
Other	251	3.3%	239	1.0%	-4.7%
Total Revenue	$7,551		$23,623		212.9%

Operating Expenses: Costs of goods sold was $3.6 million, up 42%; general and administrative was $1.5 million, up 175%; and advertising and marketing was $2.9 million, up 332%, compared to fourth quarter 2020, respectively.  Increased expenses were primarily driven by costs associated with fiat onboarding and hiring additional headcount.  Our team grew from 77.5 FTEs on December 31, 2020 to 141 FTEs on March 31, 2021.

Expenses by category

(unaudited)

Expense by category ($s in millions)	1Q20	4Q20	1Q21
Cost of Goods Sold	$1.9	$2.5	$3.6
COGS as a % of revenue	66.1%	33.5%	15.2%
General & Administrative	$0.8	$0.6	$1.5
G&A as a % of revenue	27.4%	7.3%	6.4%
Advertising and marketing expense	$0.1	$0.7	$2.9
A&M as a % of revenue	4.1%	8.8%	12.2%

Adjusted EBITDA: Earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, and gain, loss, and impairment on digital assets, was $15.9 million, up from $355,711 in first quarter 2020 and $3.9 million in fourth quarter 2020, respectively.

EBITDA and Adj. EBITDA reconciliation

(unaudited)

EBITDA calculation ($s in millions)	1Q20	4Q20	1Q21
Net income	$0.0	$4.0	$14.6
Income tax expense / (benefit)	0.0	1.7	2.4
Interest expense	0.0	0.0	0.0
Interest income	0.0	0.0	-0.1
Depreciation and Amortization	0.1	0.1	0.8
EBITDA	0.0	5.7	17.7
Gain on digital assets	0.0	-2.3	-3.8
Impairment of digital assets	0.0	0.4	1.7
Stock-based compensation	0.3	0.1	0.2
Adj. EBITDA	$0.4	$3.9	$15.9

2021 guidance:  We are reaffirming our guidance of $100.6 million in revenue.  Second quarter revenue will exceed our first quarter revenue.  We are confident in our ability to continue growing MAUs and funded wallets. However, the crypto market is very difficult to predict and significant shifts in the environment could impact key revenue guidance assumptions.

We expect 2021 to be a transformational year for numerous reasons.  Already, first quarter 2021 revenue alone exceeded all of our prior year revenue.  In addition, we have devoted resources to fuel growth via increased marketing, fiat onboarding and product introductions. In April, we achieved a huge milestone closing our Reg. A offering for approximately $75 million. This transaction broke ground as the first SEC qualified equity offering to be executed within a non-custodial wallet and the first to accept only cryptocurrency.  Our platform is built for growth, and Exodus is positioned to prosper in growing and/or volatile markets.

We thank you for joining us as co-owners in Exodus on our journey.  We look forward to discussing our progress with you on our webinar at 12 PM EST on May 28, 2021, which is posted on our website.  Thank you everyone for your ongoing support.

Sincerely,

James Gernetzke

CFO, Exodus

Forward-looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Information

Management believes the information is important in understanding the company’s financial performance. EBITDA and Adjusted EBITDA are presented because they are important measures used by management to assess financial performance, as management believes they provide a more transparent view of the company’s underlying operating performance and operating trends. Reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA is presented in the table on the next slide. The company defines EBITDA as net income/(loss) before income tax expense (benefit), interest expense, interest income, depreciation, and amortization expenses. The company defines Adjusted EBITDA as EBITDA before gain on digital assets, impairment of digital assets, stock-based compensation expenses, pre-offering issuance costs, and other one-time expenses that may arise. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or cash flows from operations, as determined by accounting principles generally accepted in the United States, or GAAP. While EBITDA and Adjusted EBITDA are used as measures of financial performance and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. EBITDA and Adjusted EBITDA should be reviewed in conjunction with the company’s financial statements filed with the SEC.